Mail Stop 4561

February 3, 2009

Suresh C. Senapaty
Chief Financial Officer
Wipro Limited
Doddakannelli Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re: Wipro Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **Filed May 30, 2008**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief